EXHIBIT (d)(11)




                     BERTELSMANN ANNOUNCES GERMAN ANTITRUST

                 APPROVAL IN CONNECTION WITH CDNOW TENDER OFFER;

                       DESCRIBES FINANCING FOR ACQUISITION



New York, NY - (August 21, 2000) - Bertelsmann Inc. announced today that it has received early termination of the applicable antitrust review waiting period from the German Cartel Office with respect to its proposed acquisition of CDnow, Inc. Bertelsmann had previously announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the CDnow acquisition expired on August 17, 2000. Bertelsmann intends to waive any other conditions of the tender offer relating to antitrust or competition law approvals.

In addition, Bertelsmann announced that the tender offer and subsequent merger would be financed with proceeds from three existing credit facilities of Bertelsmann, Inc. The first financing arrangement is a committed long term revolving credit facility in the amount of $80 million with Commerzbank Aktiengesellschaft and Four Winds Funding Corporation. The second financing arrangement is a committed credit facility in the amount of $50 million with Deutsche Bank. The third and final funding arrangement is a committed long term revolving credit facility in the amount of $50 million with Bayerische Landesbank. Copies of each of these credit facilities were filed with the Securities and Exchange Commission on August 18, 2000 as exhibits to Amendment No. 1 to Bertelsmann's Tender Offer Statement on Schedule TO. The total amount of funds required to consummate the offer and merger and pay related fees and expenses is estimated to be approximately $152 million. The tender offer is not conditioned upon the receipt of financing by Bertelsmann.

Bertelsmann AG is one of the world's leading media, e-commerce and interactive content companies, with over 75,000 employees in more than 54 countries. Bertelsmann's business units include publishing firms, music and film companies, multimedia services, online commerce companies, daily newspapers, consumer magazines, radio and television stations, book clubs, trade journals, and other service companies that provide information, education and entertainment to a worldwide audience. To advance its global e-commerce objectives, Bertelsmann has established worldwide strategic alliances with AOL and the newly formed Terra Lycos to distribute Bertelsmann's books, music, television, film and other media content.

                                      # # #

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE SHARES OF CDNOW. BERTELSMANN AG, BERTELSMANN, INC. AND BINC ACQUISITION CORP. HAVE FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CDNOW HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE AND OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, ARE AVAILABLE TO ALL SHAREHOLDERS OF CDNOW UPON REQUEST, AT NO EXPENSE TO THEM. THESE AND OTHER DOCUMENTS FILED WITH THE SEC ARE ALSO AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

Contacts for Bertelsmann Inc.           Contacts for BeCG:

Liz Young                               Frank Sarfeld
Phone: 212.782-1120                     Phone: +49-40-808033-170
E-mail: liz.young@bincny.com            E-mail: Frank.Sarfeld@Bertelsmann.de

                                        or
                                        Andy Brimmer / Jeremy Zweig
                                        Joele Frank, Wilkinson Brimmer Katcher
                                        Phone: 212.355-4449
                                        E-mail: jdz@joelefrank.com